FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number:	001-14148

CANWEST GLOBAL COMMUNICATIONS CORP.
 (Translation of registrant’s name into English)

3100 TD Centre
201 Portage Avenue
Winnipeg, Manitoba,
Canada R3B 3L7
(204) 956-2025
 (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______.

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______.

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANWEST GLOBAL COMMUNICATIONS CORP.

Date: November 6, 2002	By:	/s/ John E. Maguire John E. Maguire Vice President, Finance and Chief Financial Officer

[CanWest Global Communications Corp. Logo]

News Release

For Immediate Release
November 5, 2002

CanWest Reports Preliminary 2002 Financial Results

Combined EBITDA up 9% on 2% combined revenue increase from pro forma prior year
Asset sales in fiscal 2002 contribute approximately $500 million to senior debt reduction

WINNIPEG, MB — CanWest Global Communications Corp., Canada’s largest integrated international media company, today reported preliminary results for the year ended August 31, 2002. The results are preliminary, pending completion of the year-end audit at Fireworks Entertainment that was delayed due to a combination of executive time required to complete the recently concluded Comerica credit facility and the application of complex new accounting rules for film and television productions. The Company expects to issue final results within the next two weeks. Management believes that the finalization of the Fireworks audit will not result in a material change to the Company’s overall operating results or financial condition.

The Company reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) for the fiscal year ended August 31, 2002 of $470 million, a 7% increase from the $441 million actual results recorded for the previous year. On a combined basis, including the Company’s 57.5% proportional share of EBITDA of Network TEN, the Company’s EBITDA was $553 million, a 9% increase from the $507 million combined pro forma and $510 million combined actual results recorded for the previous year. Pro forma results provide a fiscal 2001 comparison based on the same asset base as existed for the year ended August 31, 2002. Actual results for the previous year included only a partial contribution from newspaper assets, which were acquired on November 16, 2000, and also included a contribution for the full year from CKVU (Vancouver), a television station that was sold effective September 1, 2001.

Consolidated revenues for the 2002 fiscal year were $2,273 million versus consolidated revenues of $1,945 million for the 2001 fiscal year. On a combined basis, revenues for the year increased by 2% to $2,592 million from pro forma combined revenues of $2,546 million last year, and were 18% above actual combined revenues of $2,201 million reported for the prior year.

EBITDA for the Company’s newspaper assets increased by 18% to $292 million, compared to the pro forma result (including the National Post) of $246 million for the previous year. The EBITDA improvement was attributable to cost reductions at all major newspapers and substantially reduced EBITDA losses at the National Post. EBITDA for the year for Canadian television declined by 6% to $195 million from a pro forma (same station) result of $208 million in the previous year, primarily due to higher programming costs associated with investment spending in new program franchises.

Network TEN’s contribution to CanWest’s combined EBITDA increased by 18% to $82 million. New Zealand broadcasting assets reported a 169% increase in EBITDA to $14 million for the year as a result of a substantial improvement in results from TV3/4 and continued growth in EBITDA from radio operations. TV3 Ireland also grew, with CanWest’s share of EBITDA increasing to $8 million for the year compared to a pro forma result of less than $2 million for the prior year.

The resilience and the steady results in the face of one of the most difficult advertising environments in the last 50 years proved the quality of CanWest’s underlying media businesses.

The preliminary annual results include revenues from Fireworks Entertainment in the amount of $157 million and an EBITDA loss of $0.7 million. Last year, Fireworks Entertainment reported revenues of $182 million and EBITDA of $13.5 million.

Consolidated fourth quarter revenues were $484 million in fiscal 2002 compared to consolidated revenues of $508 million in the prior fiscal year. On a combined basis, revenues in the fourth quarter dropped by 4% to $575 million compared to pro forma combined revenues of $596 million for the previous year. The overall revenue decline for the quarter was attributable to lower revenues from Canadian newspaper operations and from Fireworks Entertainment. Newspaper revenues declined by 6% to $286 million from $304 million for the fourth quarter of last year, but newspaper EBITDA, in fact, improved significantly for the quarter (see below).

Revenues at Fireworks Entertainment declined to $27 million from $76 million in the same quarter last year. The principle reason for the revenue decline was the absence of a major motion picture release in the fourth quarter of fiscal 2002, whereas the release of Rat Race contributed substantial revenues in the fourth quarter of the prior year.

Consolidated fourth quarter EBITDA was $53 million in fiscal 2002, compared to $66 million in the same quarter in the prior fiscal year. On a combined basis the Company recorded EBITDA of $73 million for the fourth quarter, a 20% improvement from the pro forma combined result of $61 million for the same period last year. EBITDA from Canadian television operations declined by 16% to $10 million due mainly to increased investment in programming, while EBITDA generated by CanWest’s publications group (including the National Post) increased by 40% to $52 million from the pro forma result of $37 million last year. All of CanWest’s overseas operations registered significant year-over-year EBITDA growth, with Network TEN recording a 36% increase in its contribution to CanWest’s EBITDA, to $21 million, for the quarter. The decline in fourth quarter revenues at Fireworks contributed to its EBITDA loss of $5.0 million for the quarter compared to EBITDA of $5.5 million last year.

“The past year was a challenge by any measure, but on balance, our results for 2002 reflected good progress on the fundamentals, including concrete accomplishments in the implementation of our multi-platform media strategy,” said Leonard Asper, CanWest’s President and Chief Executive Officer. “Improved operating results are particularly noteworthy at all of our international broadcasting operations. Network TEN solidified its position as the most watched Australian network in its target 16 to 39 year old demographic while increasing TEN’s appeal among older viewers, registering significantly higher revenues and EBITDA in the process. Cost reductions across the board at our newspaper operations were instrumental in achieving a 18% gain in newspaper EBITDA, despite a 6% reduction in revenues. Much of this was a result of significant progress in reducing EBITDA losses at the National Post.”

Aggressive pursuit of operating efficiencies, cost reductions and multi-platform advertising products was a significant factor in ameliorating the negative impact of the weaker economy. As a result, the Company believes it has become more resilient to the effects of difficult ad markets. These operating improvements should contribute to higher EBITDA as advertising demand picks up.

At the end of the year, the Company and certain of its operations recorded a number of one-time items that did not affect EBITDA or the generation of free cash flow. These items, which include write-downs of certain investments, did however negatively affect net earnings, reducing what would otherwise have been a net profit of $37 million or $0.21 per share to net earnings for the year of $13 million, or $0.07 per share, for the twelve months compared to net earnings of $46.6 million or $0.27 per share last year. Net earnings on a combined basis and a consolidated basis are the same.

Highlights of the fourth quarter and for the period after the end of the year include the following:

•	The Company completed the sale to GTC of all CanWest-owned community newspapers and related assets in Atlantic Canada and Saskatchewan for a cash price of $255 million, the proceeds of which were applied to the reduction of senior debt.

•	Network TEN reached a favourable settlement of a tax dispute with the Australian Tax Office that ensures the continued tax deductibility of subordinated debenture interest until June 30, 2004. The settlement does not affect TEN’s contribution to CanWest’s EBITDA in 2002, will not affect TEN’s EBITDA contributions to CanWest’s combined EBITDA in future years and will not affect expected cash distributions from TEN in 2003.

•	Network TEN acquired the remaining 40% of Eye Corp, Australia’s leading out-of-home advertising company, for A$10 million. Complete ownership will enable TEN to implement the necessary realignments of management and strategy to enable Eye Corp to achieve its full earnings potential more quickly than would have otherwise been possible.

•	CanWest will soon enter the Canadian radio business with the launch of 99.1COOL in Winnipeg in early 2003. The new station will go on air early in calendar 2003 with programming designed to appeal to the underserved community of jazz music lovers.

•	The Company secured a stand-alone financing facility of US $110 million(C$172 million) for its production and distribution subsidiary, Fireworks Entertainment. The facility reflects investor confidence in the business strategy of Fireworks and the underlying value of its extensive film library.

Looking ahead to 2003, Mr. Asper said, “ Our most important task will be to press ahead on the many projects we initiated in 2001 and 2002. Debt reduction remains our top priority. We have made significant progress in the divestiture of non-core newspaper and TV assets over the past year, bringing in approximately $500 million in proceeds that were applied to reduce our senior debt. We continue to explore opportunities to divest or monetize additional assets that are not central to our corporate strategy, at prices which we believe reflect their fair value.”

Mr. Asper added, “We see encouraging signs of improved ad markets as we move into fiscal 2003. Up-front television advertising sales in Canada are tracking well ahead of last year. Global remains the first choice of Canadians, with ratings in major markets well ahead of our main competitor. BBM Spring Diaries report that Global National, the early evening national news program with Kevin Newman, has overtaken CBC’s The National with Peter Mansbridge and is closing in on CTV National News with Lloyd Robertson. An average of 802,000 viewers 18 years or older tuned in to Global National compared to 748,000 to CBC and 856,000 to CTV. The CBC’s Canada Now early evening news trails with an average of 532,000 viewers.” (Source: BBM diary survey spring, 2002)

“Readership is growing at many of our major metro newspapers, and the National Post is ahead of its principal competitor in most markets outside Toronto with gains being made in Toronto over the summer months as more Toronto and arts content was added to this paper. We are encouraged that the trend line is positive in newspaper ad sales with room for significant further growth just to attain their peak levels of two years ago,” said Mr. Asper.

This press release contains certain comments or forward-looking statements that are based largely on the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CanWest Global Communications Corp. (NYSE: CWG; TSE: CGS.S and CGS.A; www.canwestglobal.com) is an international media company. CanWest, now Canada’s largest publisher of daily newspapers owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and Internet portals in Canada, New Zealand, Australia, Ireland and the United Kingdom. Fireworks, the Company’s program production and distribution division, operates in several countries throughout the world.

For further information contact:

Geoffrey Elliot,
Vice President, Corporate Affairs
gelliot@canwest.com

or

John Maguire,
Chief Financial Officer and Vice President, Finance
jmaguire@canwest.com

Telephone:      (204) 956-2025
Fax:                  (204) 947-9841

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the year ended
	August 31	August 31	August 31	August 31
	2002	2001	2002	2001

Revenue	484,059	508,382	2,272,783	1,944,775
Operating expenses	302,848	352,981	1,244,263	1,121,392
Selling general and administrative expense	128,699	89,629	558,214	382,312

Operating profit before amortization (EBITDA)	52,512	65,772	470,306	441,071
Amortization of intangibles and goodwill	4,375	23,904	17,500	90,159
Amortization of property and equipment	19,290	18,889	74,654	60,565
Other amortization	1,839	187	6,670	5,240

Earnings before financing expenses (EBIT)	27,008	22,792	371,482	285,107
Financing expenses	(90,409)	(92,804)	(376,632)	(356,755)
Investment income and gains net of writedowns of investments	(30,977)	—	32,043	28,630
Dividend income	—	—	3,241	2,952

Earnings (loss) before income taxes	(94,378)	(70,012)	30,134	(40,066)
Provision for (recovery of) income taxes	(24,794)	(2,318)	7,108	(59,019)

Earnings (loss) before the following	(69,584)	(67,694)	23,026	18,953
Minority interests	—	1,497	4,330	(3,196)
Interest in earnings (loss) of Network TEN	(34,003)	34,819	(11,815)	52,567
Interest in loss of equity accounted affiliates	(557)	(5,670)	(1,523)	(14,491)
Realized currency translation adjustments	—	—	(1,000)	(7,200)

Net earnings (loss)	(104,144)	(37,048)	13,018	46,633
Amortization of indefinite life intangibles and goodwill – net of tax	—	17,355	—	64,338
Amortization of indefinite life intangibles and goodwill in equity accounted affiliates	—	1,771	—	6,211

Adjusted net earnings (loss)	(104,144)	(17,922)	13,018	117,182

Earnings per share:(1)
Net earnings (loss)
Basic	($0.59)	($0.22)	$0.07	$0.27
Diluted	($0.59)	($0.22)	$0.07	$0.27
Adjusted net earnings (loss)
Basic	($0.59)	($0.10)	$0.07	$0.68
Diluted	($0.59)	($0.10)	$0.07	$0.68

(1)	Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the year of 176,956,800 (2001 – 171,421,200).

The following statements have been prepared on a combined basis to proportionately consolidate the Company’s 57.5% interest in Network TEN. These financial statements are supplementary information for shareholders, designed to provide more meaningful and complete disclosure of the Company’s operations.

CANWEST GLOBAL COMMUNICATIONS CORP.
COMBINED STATEMENTS OF EARNINGS
(UNAUDITED)
(in thousands of Canadian dollars, except as otherwise noted)

	For the three months ended		For the year ended
	August 31	August 31	August 31	August 31
	2002	2001	2002	2001

Revenue	574,535	576,085	2,592,283	2,200,753
Operating expenses	493,317	490,039	2,012,513	1,670,972

Operating profit before undernoted	81,218	86,046	579,770	529,781
Corporate and development expenses	8,417	6,953	26,808	19,606

Operating profit before amortization (EBITDA)	72,801	79,093	552,962	510,175
Amortization of intangibles and goodwill	4,375	25,675	17,500	96,370
Amortization of property and equipment	21,531	20,402	82,292	65,477
Other amortization	2,114	287	7,731	5,692

Earnings before financing expenses (EBIT)	44,781	32,729	445,439	342,636
Financing expenses	(94,382)	(96,290)	(389,800)	(365,176)
Investment income and gains net of loss on
writedown of investments	(40,879)	28,643	22,141	43,825
Dividend income	—	—	3,241	2,952

Earnings (loss) before income taxes	(90,480)	(34,918)	81,021	24,237
Provision for (recovery of) income taxes	(4,883)	(367)	42,364	(44,239)

Earnings (loss) before the following	(85,597)	(34,551)	38,657	68,476
Minority interests	792	3,173	7,053	(693)
Goodwill impairment loss	(18,782)	—	(30,169)	—
Interest in loss of equity accounted affiliates	(557)	(5,670)	(1,523)	(13,950)
Realized currency translation adjustments	—	—	(1,000)	(7,200)

Net earnings (loss)	(104,144)	(37,048)	13,018	46,633
Amortization of indefinite life intangibles
and goodwill – net of tax	—	19,126	—	70,549

Adjusted net earnings (loss)	(104,144)	(17,922)	13,018	117,182

Earnings per share:(1)
Net earnings (loss)
Basic	($0.59)	($0.22)	$0.07	$0.27
Diluted	($0.59)	($0.22)	$0.07	$0.27
Adjusted net earnings (loss)
Basic	($0.59)	($0.10)	$0.07	$0.68
Diluted	($0.59)	($0.10)	$0.07	$0.68

(1)	Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the year of 176,956,800 (2001 – 171,421,200).

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(in thousands of Canadian dollars)
(unaudited)

	For the year ended August 31

	2002	2001	2001
	Actual	Actual	Proforma
			(2)

REVENUE
Television
Canada	687,833	632,857	632,857
– CKVU	—	68,170	—
Australia – Network TEN	281,427	233,117	233,117
New Zealand – TV3 and TV4	69,079	58,436	58,436
Ireland – TV3(3)	28,317	31,056	20,321

	1,066,656	1,023,636	944,731
Television operations in development – Canada	4,055	—	—
Radio – New Zealand	60,724	56,864	56,864
Entertainment – Canada	156,914	181,985	181,985
Publications – Canada(4)	1,263,715	917,775	1,339,842
Outdoor – Australia	38,074	22,861	22,861
On-line Operations – Canada	7,360	6,532	8,336
Inter-segment revenues	(5,215)	(8,900)	(8,900)

TOTAL REVENUE	2,592,283	2,200,753	2,545,719

OPERATING PROFIT
Television	195,025	208,249	208,249
Canada
– CKVU	—	21,245	—
Australia – Network TEN	81,782	69,212	69,212
New Zealand – TV3 and TV4	(1,938)	(8,939)	(8,939)
Ireland – TV3 (3)	7,654	2,748	1,734

	282,523	292,515	270,256
Television operations in development – Canada	(4,273)	—	—
Radio – New Zealand	16,361	14,301	14,301
Entertainment – Canada	(743)	13,551	13,551
Publications – Canada (4)	291,952	224,083	246,470
Outdoor – Australia	874	1,610	1,610
On-line Operations – Canada	(6,924)	(16,279)	(19,493)

SEGMENT OPERATING PROFIT	579,770	529,781	526,695
Corporate expenses	26,808	19,606	19,606

OPERATING PROFIT (EBITDA)	552,962	510,175	507,089

(1)	Combined results include the Company’s 57.5% economic interest in Network TEN.

(2)	Proforma results include the results from Southam Publications for the quarter ended November 30, 2000, include the results of the National Post on a consolidated basis, exclude CKVU which was sold effective August 31, 2001 and include TV3 Ireland on a proportionately consolidated basis.

(3)	Effective April 1, 2001 results include CanWest’s proportionate interest (45%) in the operations of TV3 Ireland. Prior periods are consolidated.

(4)	Includes results of the National Post on a consolidated basis from September 1, 2001. These results were previously accounted at equity.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(in thousands of Canadian dollars)
(unaudited)

	For the three months ended August 31

	2002	2001	2001
	Actual	Actual	Proforma
			(2)

REVENUE
Television
Canada	125,199	114,574	114,574
– CKVU	—	11,386	—
Australia – Network TEN	81,331	59,280	59,280
New Zealand – TV3 and TV4	20,341	15,247	15,247
Ireland – TV3 (3)	6,344	4,744	4,744

	233,215	205,231	193,845
Television operations in development
– Canada	1,694	—	—
Radio – New Zealand	15,815	13,603	13,603
Entertainment – Canada	27,252	76,206	76,206
Publications – Canada (4)	285,597	272,420	303,669
Outdoor – Australia	9,146	8,424	8,424
On-line Operations – Canada	1,816	1,686	1,686
Inter-segment Revenues	—	(1,485)	(1,485)

TOTAL REVENUE	574,535	576,085	595,948

OPERATING PROFIT
Television
Canada	9,879	11,770	11,770
– CKVU	—	331	—
Australia – Network TEN	20,693	15,162	15,162
New Zealand – TV3 and TV4	2,105	(2,373)	(2,373)
Ireland – TV3 (3)	847	123	123

	33,524	25,013	24,682
Television operations in development – Canada	(1,901)	—	—
Radio – New Zealand	4,713	3,595	3,595
Entertainment – Canada	(4,968)	5,511	5,511
Publications – Canada (4)	51,724	54,963	36,968
Outdoor – Australia	(404)	(114)	(114)
On-line Operations – Canada	(1,470)	(2,922)	(2,922)

SEGMENT OPERATING PROFIT	81,218	86,046	67,720
Corporate expenses	8,417	6,953	6,953

OPERATING PROFIT (EBITDA)	72,801	79,093	60,767

(1)	Combined results include the Company’s 57.5% economic interest in Network TEN.

(2)	Proforma results include the results from Southam Publications for the quarter ended November 30, 2000, include results of the National Post on a consolidated basis, exclude CKVU which was sold effective August 31, 2001 and include TV3 Ireland on a proportionately consolidated basis.

(3)	Effective April 1, 2001 results include CanWest’s proportionate interest (45%) in the operations of TV3 Ireland. Prior periods are consolidated.

(4)	Results of the National Post are consolidated from September 1, 2001, these results were previously accounted at equity.